As filed with the Securities and Exchange Commission on May 30,
1997.

        Registration No. __________

                                SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, D.C.  20549

                                -----------------------------------

                                                FORM S-3
                                        REGISTRATION STATEMENT
                                                UNDER
                                        THE SECURITIES ACT OF 1933

                                ------------------------------------

                                        SYQUEST TECHNOLOGY, INC.
                        (Exact name of registrant as specified in its cha





                        DELAWARE                                94-279394
                (State or other jurisdiction of         (I.R.S.
                 Employer Identification
                        incorporation                           Number)
                        or organization)
                                        47071 BAYSIDE PARKWAY
                                        FREMONT, CALIFORNIA  94538
                                        (510) 226-4000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                        ---------------------------------
--

                                        EDWIN L. HARPER
                                        PRESIDENT AND CHIEF EXECUTIVE
OFFICER
                                        SYQUEST TECHNOLOGY, INC.
                                        47071 BAYSIDE PARKWAY
                                        FREMONT, CA  94538
                                        (510) 226-4000

(Name, address, including zip code and telephone number, including area code of agent for service)


        ____________________________________

                                        COPIES TO:
                                        M. GREG ALLIO
                                        BENJAMIN L. DOUGLAS
                                        SHARTSIS, FRIESE & GINSBURG LLP
                                        ONE MARITIME PLAZA, EIGHTEENTH
FLOOR
                                        SAN FRANCISCO, CA  94111
                                        (415) 421-6500

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

------------------------------------
        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities
Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
 [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                CALCULATION OF REGISTRATION FEE

                    CALCULATION OF REGISTRATION FEE


Title of         Amount       Proposed Maximum       Proposed Maximum
Securities to    to be        Offering Price         Aggregate Offering
registered       registered   Per Share              Price2

Common Stock     54,640,512   $2.03125               $110,988,540.00
0.0001 par
value



REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

//      Includes (i) a presently indeterminate number of shares issued or issuable upon conversion of or otherwise in respect of the Registrant' Cumulative Convertible Preferred Stock, Series 3, (ii) a presently indete of shares issuable upon conversion of or otherwise in respect of Registrant's 5% Cumulative Convertible Preferred
Stock, Series 4, (iii) 34,325,000 shares issuable upon exercise of certain outstanding stock purchase warrants, and
(iv) 6,172,432 shares issued to six suppliers of Registrant as part of restructuring by Registrant of certain trade payables, as such numbers may be adjusted in accordance with Rule 416.

//      Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of Common
Stock reported in the Nasdaq National Market on May 23, 1997.


                                                PROSPECTUS

                                        SYQUEST TECHNOLOGY, INC.

                                                54,640,512 SHARES
                                                COMMON STOCK
                                        (PAR VALUE $.0001 PER SHARE)

        All of the shares of Common Stock, par value $.0001 per share ("Common Stock") of SyQuest Technology, Inc., a Delaware corporation ("SyQuest" or the "Company"), offered hereby are being offered for resale by certain stockholders of the Company (the "Selling Stockholders") as described more fully herein. The Company will not receive any proceeds from the sale of the shares offered hereby. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "SYQT." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on May 23, 1997, was $2.0625 per share.

        The shares of Common Stock offered hereby by the Selling Stockholders consist of (i) a presently indeterminate number of shares issued or issuable upon conversion or otherwise in respect of 50,000 shares of the Company's 5% Cumulative Convertible Preferred Stock, Series 3, par value $.001 (the "Series 3 Preferred Stock"), (ii) a presently indeterminate number of shares issuable upon conversion or otherwise in respect of 280,000 shares of the Company's 5% Cumulative Convertible Preferred Stock, Series 4, par value .001 (the "Series 4 Preferred Stock"), (iv) up to 34,325,000 shares issuable upon exercise of certain outstanding stock purchase warrants (the "Stock Purchase Warrants") and (v) up to 6,172,432 shares issued to six suppliers of the Company as part of a restructuring by the Company of certain trade payables. For the purpose of determining the number of shares of Common Stock to be registered hereby, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series 3 Preferred Stock and the Series 4 Preferred Stock is based on an average closing market price of the Common Stock on the five trading days preceding the date of such conversion of $2.343 per share, which price is above the closing sales price of the Common Stock as of May 23, 1997 ($2.0625 per share), and has been arbitrarily selected. The number of shares available for resale is subject to adjustment and could be materially less or more than such estimated amount depending on factors which cannot be predicted by SyQuest at this time, including, among others, the future market price of the Common Stock. This presentation is not intended, and should in no way be construed, to constitute a prediction as to the future market price of the Common Stock. See "Risk Factors -- Convertible Securities, Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing" and "Selling Stockholders."




        THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE
        A HIGH DEGREE OF RISK.  SEE "RISK FACTORS"
        AT PAGE 4 OF THIS PROSPECTUS


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
        OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A
        CRIMINAL OFFENSE.

                        The date of this Prospectus is May 30, 1997

                        (Cover Page Continued On Next Page)

        All expenses of this offering will be paid by the Company except for commissions, fees and discounts of any underwriters, brokers, dealers or agents retained by the Selling Stockholders. Estimated expenses payable by the Company in connection with this offering are approximately $115,632.89. See "Plan of Distribution." The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Act.

        The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market, in privately negotiated transactions or otherwise. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Use of Proceeds" and "Plan of Distribution."


        (Cover Page, Cont.)

        AVAILABLE INFORMATION

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

        A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this
Prospectus:

        1) The Company's Annual Report on Form 10-K, as Amended, for the fiscal year ended September 30, 1996;

        2) The Company's Current Reports on Form 8-K dated June 14, 1996, October 31, 1996, as amended, November 11, 1996, November 25, 1996, December 2, 1996, December 30, 1996; January 23, 1997, February 3, 1997, April 14, 1997, and May 30, 1997;

        3) The Company's Registration Statement on Form 8-A register the Common Stock under Section 12(g) of the Exchange Act; and

        4)      The Company's Current Reports on Form 10-Q dated
February 14, 1997; and May 15, 1997.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to SyQuest Technology, Inc., 47071 Bayside Parkway, Fremont, California 94538, telephone (510) 226-4000, Attn: Henry C. Montgomery, Executive Vice President, Finance and Chief Financial Officer.



        "SyQuest" is a registered trademark of the Company, "EZ135," and "EZ Flyer" and "SyJet" are trademarks of the Company. This Prospectus also includes trademarks of companies other than SyQuest Technology, Inc.

        THE COMPANY

        The Company designs, develops, manufactures, and markets removabl hard disk cartridges, associated disk drives and free-standing storage systems. The Company's products combine the advantages of fixed hard disk drives with the benefits of removability, which include unlimited incremental expansion of data storage capacity, transfer and sharing of data and software among personal computers, and backup, archival storage and physical security of data. The Company's principal products have been 5.25 inch and 3.5 inch cartridges, drives and storage systems used with personal computers and work stations manufactured and sold by manufacturers of such products. These products are typically purchased by distributors, mail order firms, national retail chains, value added resellers, original equipment manufacturers ("OEMs") for integration into their equipment, government contractors and others for resale to the end users.

        The Company's principal executive offices are located at 47071 Bayside Parkway, Fremont, California 94538, telephone (510) 226-4000.

        RISK FACTORS


        THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THE DISCUSSION IN THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, BELIEFS, EXPECTATIONS AND INTENTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THE FOLLOWING RISK FACTORS, AS WELL AS FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS.


NEED FOR ADDITIONAL FINANCING; FUTURE CAPITAL NEEDS.

        The Company has incurred losses in its fiscal year ended Septembe 30, 1995, and in its fiscal year ended September 30, 1996. To meet its working capital needs, the Company has engaged in a series of financing transactions during calendar 1996 and 1997.

        In June 1996, the Company closed the sale of 20,000 shares of 7% Cumulative Convertible Preferred Stock, Series 1 (the "7% Cumulative Preferred Stock") for $20 million in gross proceeds. In July 1996, the Company issued a $7.7 million 6% Convertible Subordinated Debenture (the "Debenture") to one of its suppliers, of which a portion is convertible into up to 400,000 shares of the Company's Common Stock at a conversion price of $6.9375 per share. Subsequently, the Company worked out repayment schedules with other major suppliers and converted approximately $43.1 million of accounts payable and other obligations to notes payable reflecting extended repayment terms. From late September 1996, through October 30, 1996, and from late February 1997, through late April 1997, the Company exchanged with ten of these suppliers approximately $24.44 million of notes payable for 8,047,269 shares of Common Stock in the aggregate. In October 1996, the Company sold 5,500 shares of Cumulative Convertible Preferred Stock, Series 1 ("Convertible Preferred Stock") for $5.5 million in gross proceeds and sold 24,500 shares of 5% Cumulative Convertible Preferred Stock, Series 2 ("Series 2 Preferred Stock") for $24.5 million in gross proceeds. In November 1996, the Company sold 1,500,000 shares of its Common Stock for approximately $8.5 million to an international investment firm and granted that investor warrants to purchase up to 1,875,000 shares of Common Stock, depending on, among other things, the number of shares of Common Stock owned by such investor on July 12, 1997. In March 1997, the Company sold 50,000 shares of the Series 3 Preferred Stock for $5 million in gross proceeds. In May 1997, the Company sold 280,000 shares of the Series 4 Preferred Stock for $28 million in gross proceeds. The terms of these financings are described in three of the Company's Current Reports on Form 8-K dated, respectively, June 14, 1996, October 31, 1996, November 11, 1996, April 14, 1997, and May 30,
1997.

As of March 31, 1997, the Company had $3.2 million in cash and cash equivalents. For the six months ended , March 31, 1997, the Company used approximately $41.0 million of cash in operating activities and an additional $2.0 million in capital equipment purchases. The Company believes that, based on a number of events occurring, the current sources of financing available to the Company will be sufficient to fund the Company's operations into the near future. There can be no assurance, however, that additional financing will be available when needed, if at all, or on favorable terms. The Company is in the process of performing an extensive review of its operating cost structure and will implement spending levels consistent with revenue expectations. If results of operations for fiscal 1997 do not meet management's expectations, or additional capital is not available, management has the ability and intent to reduce certain expenditures so as not to require additional capital resources. The precise amount and timing of the Company's funding needs cannot be determined accurately at this time, and will depend upon a number of factors, including the market demand for the Company's products, the progress of the Company's product development efforts, the availability of critical components, the Company's strategic alliances, if any, for the manufacture of its products, the Company's inventory and accounts receivable management and whether key suppliers will grant payment terms for the purchase of materials and services. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, and such securities may have rights, preferences and privileges senior to those of holders of the Company's Common Stock. See "Risk Factors -- Convertible Securities, Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing."

RISK OF LOSING NASDAQ LISTING.

        Based on the Company's recently filed Report of Form 10-Q for the quarter ending March 31, 1997, the Company received notification from The Nasdaq Stock Market that the Company may no longer meet the requirements for continued inclusion in The Nasdaq Stock Market as a Nasdaq National Market issuer. The Company believes that with the recent equity financing in the gross amount of approximately $33 million and the recent exchanges of debt-to-equity in the approximate amount of $12.87 million, the Company satisfies the listing requirements of a Nasdaq National Market issuer. However, the Company continues to incur losses, and as such there can be no assurance that the Company will conti the listing requirements of The Nasdaq National Market in the future. Sh Company fail to meet such listing standards, it may be delisted from the Nasdaq Stock Market. Trading, if any, in the listed securities would thereafter be conducted on the Electronic Bulletin Board or the National Quotation Bureau's "pink sheets." As a result, should delisting occur, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, the Company's securities. This would likely have a material and adverse effect on the market price of the Company's Common Stock and on the Company's ability to raise additional capital.


CONVERTIBLE SECURITIES, WARRANTS AND OPTIONS; POTENTIAL DILUTION AND
ADVERSE
IMPACT ON ADDITIONAL FINANCING.

        As of May 23, 1997, the Company had outstanding options and warrants to purchase an aggregate of 45,790,642 shares of Common Stock, at a weighted average exercise price of $2.6590 per share. The exact number of shares of Common Stock issuable upon conversion of the 5% Cumulative Preferred Stock, the Series 3 Preferred Stock and the
Series 4 Preferred Stock (collectively, the "Preferred Stock") cannot be estimated with certainty because, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock at the time of such conversion, and there is no cap on the number of shares of Common Stock that may be issuable. The number of shares of Common Stock issuable upon conversion of the Preferred Stock is also subject to various adjustments to prevent dilution resulting from stock splits, stock dividends or similar transactions. Further, the Company may, at its election, choose to issue additional shares of Series 3 Preferred Stock or Series 4 Preferred Stock in lieu of cash dividends due to the holders of the Series 3 Preferred Stock and the Series 4 Preferred Stock, respectively.

        In addition, on November 13, 1996, SyQuest sold to an investor 1,500,000 shares of Common Stock that became freely tradeable, subject to compliance with applicable securities laws, on approximately February 12, 1997. As part of this same transaction, the Company issued a warrant that will become exercisable for between 375,000 shares and 1,875,000 shares of Common Stock, depending on a number of factors.

        To the extent that such options and warrants are exercised, share of Common Stock or Series 3 Preferred Stock or Series 4 Preferred Stock are issued in lieu of cash dividends or convertible securities are converted, substantial dilution of the interests of the Company's stockholders is likely to result and the market price of the Common
Stock may be materially adversely affected. Such dilution will be greater if the future market price of the Common Stock decreases. For the life of such warrants, options and convertible securities the holders will have the opportunity to profit from a rise in the price of the underlying securities. The existence of such warrants, options and convertible securities is likely to affect materially and adversely the terms on which the Company can obtain additional financing, and the holders of such warrants, options and convertible securities can be expected to exercise them at a time when the Company would otherwise, in all likelihood, be able to obtain additional capital by an offering of its unissued capital stock on terms more favorable to the Company than those provided by such warrants, options and convertible securities.

        The Company has filed Registration Statements on Form S-8 under the Act to register shares of Common Stock subject to stock options and to the Company's employee stock purchase plan that will permit the resale of such shares, subject to Rule 144 volume limitations applicable to affiliates of the Company and vesting restrictions. The Company has also registered the Common Stock issuable upon exercise of the warrants and conversion of the convertible securities pursuant to a prospectus included in Registration Statement Nos. 333-7369 and 333-17119. Such registered shares can be sold without any holding period or sales volume limitations. The registration of the shares set forth in the Selling Stockholders table set forth below is in addition to the shares previously registered.


UNCERTAINTY OF MARKET ACCEPTANCE OF PRODUCTS.

        The Company's future success will depend upon market acceptance o its new products and upon the Company's ability to establish its new products as industry standards. In December 1996, the Company began shipping its SyJet 1.5 Gigabyte Removable Cartridge Hard Drive (SyJet) product line. During the quarter ended March 31, 1997, the Company commenced volume sales of SyJet which accounted for approximately 46.4% of the total Company sales for the quarter then ended. While the Company believes that the SyJet product line has been favorably received by the marketplace, there can be no assurance that the level of acceptance will continue or grow. Through March 31, 1997, SyJet production was constrained by industry-wide shortages of critical components and other production shortfalls. While the Company continues its efforts to increase its manufacturing output for SyJet to meet the sales demand there can be no assurances that the Company will be successful in manufacturing the required unit volumes or that the product will continue to be accepted in the marketplace.


        The SyQuest technology is different from the most widely used dat storage devices today (hard disk drives, floppy disk drives and CD-ROM drives). No new type of read/writable data storage device has achieved widespread market acceptance in recent years and there can be no assurance that the Company's new products will achieve market acceptance. Whether the Company's new products will achieve significant market acceptance will depend upon a number of factors, including the price, performance and other characteristics of competing solutions introduced by other vendors, the timing of the introduction of such products, and the success of the Company in establishing OEM arrangements for the Company's new products. See "Risk Factors - Competition" and "- Shortages of Critical Components; Absence of Supply Contracts; Supplier Workouts." There can be no assurance that the Company will be successful in satisfying any of these factors. In addition, the two formats of removable-media storage which have gained widespread market acceptance to date--floppy disk drives and CD-ROM drives--are both used by software manufacturers as a means of software distribution. The Company's products are not currently used for software distribution. The failure of the Company's new products to achieve widespread commercial acceptance would have a material adverse effect on the Company's financial results and business.

CONTINUED SALES OF THE EZ FLYER 230, AND;  DISCONTINUATION OF EZ135.

        Through the second quarter ended March 31, 1997, EZ Flyer 230 sales accounted for approximately 25.0% of the Company's revenue compared to approximately 34.4% for the first quarter ended December 31, 1996. While the Company believes that the EZ Flyer 230 will continue to be an important contributor to the Company's revenue in the near future, there can be no assurances, in the face of increased competition and higher capacity solutions, that the demand for the EZ Flyer 230 will continue at current levels.

        The Company's EZ135 products accounted for 4% of revenue for the second quarter ended March 31, 1997, compared to 16.1%, 16.0%, 45.0%, 46.0%, and 42.0% for the quarters ended December 31, 1996, September 30, 1996, June 30, 1996, March 31, 1996, and December 31, 1995,
respectively.   The Company discontinued production of the EZ135 during
the fourth quarter of fiscal 1996.  However, the Company continues to
sell available stock.   While the EZ135 has made a contribution to
revenue during the quarter ended March 31, 1997, there can be no assurances that sales of this product line will continue.



SHORTAGES OF CRITICAL COMPONENTS; ABSENCE OF SUPPLY CONTRACTS; SUPPLIER
WORKOUTS.

        Many components incorporated in, or used in the manufacture of, the Company's products are currently only available from sole source suppliers. During the 1996 fiscal year and the first two quarters of fiscal 1997, the Company experienced disruption in its supply of certain components for a number of reasons including, industry wide shortages and the shortage of cash to pay suppliers. During Fiscal 1996, Component shortages due to limited cash availability affected the Company's ability to produce EZ Flyer 230 products and limited the Company's ability to imp certain cost reduction and productivity improvement plans. Moreover, the Company may continue to experience difficulty in the future in obtaining a sufficient supply of many key components due to the shortage of cash to pay suppliers and other reasons. A disruption in the supply of key components have had and may have a material adverse affect on the Company to generate sales and the ability to successfully produce SyJet product i necessary to meet demand. If such disruption continues, the Company's ab generate sales and increase revenues will be materially adversely effected.

        On July 15, 1996, the Company issued the Debenture to one of its suppliers pursuant to which up to 400,000 shares of Common Stock could be issued to such supplier at a conversion price of $6.9375 per share. Subsequently, the Company negotiated with other suppliers to extend the payment dates on amounts owed. The Company conducted similar negotiations with other suppliers, converting a total of approximately $43.1 million of accounts payable and other obligations to those suppliers, to notes payable to reflect extended repayment terms. In September and October 1996, February, March and April 1997,the Company received certain of those notes payable in exchange for an aggregate of 8,047,269 shares of Common Stock. As a result of the Company's completion of recent financing transactions and other efforts by management to improve SyQuest's balance sheet, a number of Company suppliers have begun to transition from doing business with the Company on a C.O.D. basis and are selling to the Company under more standard commercial terms. Many of SyQuest's key suppliers are continuing to do business with SyQuest on a C.O.D. basis only, however, which places demands on the Company's available cash resources that may limit its financial flexibility and its ability to meet market demand for its products.

        The Company purchases all of its sole and limited source components and equipment pursuant to purchase orders placed from time to time and has no guaranteed supply arrangements. The inability to obtain sufficient components and equipment, to obtain or develop alternative sources of supply at competitive prices and quality, or to avoid manufacturing delays could prevent the Company from producing sufficient quantities of its products to satisfy market demand, result in delays in product shipments, increase the Company's material or manufacturing costs, or cause an imbalance in the inventory level of certain components. Moreover, difficulties in obtaining sufficient components may cause the Company to modify the design of its products to use a more readily available component, and such design modifications may result in increased costs and product performance problems. Any or all of these problems could in turn result in the loss of customers, provide an opportunity for competing products to achieve market acceptance and otherwise adversely affect the Company's business and financial results.

COMPETITION.

     The data storage industry is highly competitive. The Company believes that its products compete most directly with other removable-media data storage devices, such as disk drives offered by Iomega Corporation and magneto optical disk drives. Although the Company believes that its products offer performance and certain other advantages over most other removable-media storage devices available today, the Company believes that the price/performance levels of existing removable-media products will improve and that other companies will introduce new removable-media storage devices. Accordingly, the Company believes its products will face increasingly intense competition. In particular, a consortium comprising Compaq Computer, 3M, Insite and Matsushita-Kotobuki Electronics Industries Ltd. has announced and is selling the LS120, a high capacity floptical drive that is compatible with conventional floppy disks. Each of Mitsubishi Electric Corp. and Mitsumi has also announced that it plans to manufacture a high capacity, floppy drive that is downward compatible with existing floppy diskettes. If successfully marketed, these drives would compete with the Company's EZ products. The Iomega Zip drive, a high capacity floppy disk drive, is a competitor to EZ Flyer 230. The JAZ drive is Iomega's first removable hard drive and competes directly with SyQuest's products. In addition, to the extent that SyQuest drives are used for incremental primary storage capacity, they also compete with conventional hard disk drives. In addition, the leading suppliers of conventional hard disk drives could at any time determine to enter the removable-media storage market.

        As new and competing removable-media storage solutions are introduced, it is possible that the first such solution to achieve a significant market presence will emerge as an industry standard and achieve a dominant market position. If such is the case, there can be no assurance that the Company's products would achieve significant market acceptance, particularly given the Company's size and market position relative to its competitors.


TECHNOLOGICAL CHANGE AND NEW PRODUCTS.

        The Company operates in an industry that is subject both to rapid technological change and rapid change in consumer demands. For example, over the last 10 years the typical hard disk drive included in a new personal computer has increased in capacity from approximately 40 megabytes (Mbs) to 2 gigabytes (GB) or more, while the market price per megabyte of a hard disk drive has dramatically decreased. The Company's future success will depend in significant part on its ability continually to develop and introduce, in a timely manner, new removable disk drive products with improved features, and to develop and manufacture those new products within a cost structure that enables the Company to sell such products at lower prices than those of comparable products today. In addition, the Company depends on technological developments from other vendors for the components in its products (such as heads, semiconductor devices and media). The Company's
EZ Flyer 230 which is targeted for sale to the Company's traditional customer base in the desktop publishing, prepress and service bureau segments, as well as to a broad array of users in the SOHO (Small Office/Home Office) market segment. The SyJet 1.5 GB removable cartridge hard drive is targeted towards computer, audio and video OEMs, as well as retail, the Company's traditional customer base and the SOHO market segment. The Company believes that this product will compete with the Iomega JAZ. There can be no assurance that the Company will be successful in developing, manufacturing and marketing cost effective products (including the EZ Flyer 230 and the SyJet 1.5
GB) that meet both the performance and price demands of the data storage market.


DEPENDENCE ON STRATEGIC MARKETING ALLIANCES.

        The Company's business strategy depends in significant part on establishing successful strategic alliances with a variety of key companies within the computer, audio and video industries. Among the types of alliances contemplated by the Company's business strategy are:
OEM arrangements with personal computer, audio and video manufacturers that will include SyQuest products as a standard feature or factory-installed option in their personal computers; reseller arrangements (including private and co-branding arrangements) with major vendors of computer products covering the resale of the Company's products by such companies; and licensing arrangements under which the Company grants certain computer manufacturers on a royalty-bearing basis the right to manufacture and sell its drives or media. Moreover, the Company believes that establishing strategic alliances (especially OEM arrangements) is critical to the success of its business, and there can be no assurance that the Company will be successful in doing so. In addition, the Company's strategic alliances are generally not covered by binding contracts and may be subject to unilateral termination by the Company's strategic partners, and may also require the Company to share control over its manufacturing and marketing programs and technologies.


RELIANCE ON MANUFACTURING RELATIONSHIPS;

        The Company plans to continue to use independent parties to manufacture for the Company a portion of the Company's components. The Company currently has manufacturing relationships for cartridges and others for manufacture and subassembly of components.

        In September 1996, the Company and Legend Group ("Legend"), the largest computer systems manufacturer and distributor in the People's Republic of China, announced an intention to form a joint venture company for the manufacture and distribution of the Company's removable cartridge hard drives and products in China and to make Legend the exclusive distributor of the Company's products in the developing
Chinese market. The Company would provide the proposed joint venture company with training and manufacturing know-how to insure that the joint venture had the requisite skills to manufacture the Company's removable cartridge hard drives and products. It is anticipated that both Legend and the Company would contribute the capital required for the joint venture. The Company and Legend entered into a Memorandum of Understanding under which Legend would invest up to $20 million in the Company. Negotiations regarding such an equity investment been deferred. The completion of any such investment may require approva Company's stockholders pursuant to Nasdaq listing rules and may be subject to a waiting period pursuant to the Hart-Scott-Rodino Act. In December 1996, the Company and Legend announced a distribution agreement whereby Legend has become the exclusive distributor of the Company's products in the developing Chinese market.

There can be no assurance that the Company will be successful in maintain manufacturing relationships, that the joint venture or financing agreemen with Legend will be consummated or successful, or that the Company will successfully establish additional relationships in the future or successfully manage such manufacturing relationships. The lawsuit against Nomai and either the completion of or failure to complete the proposed transactions with Legend could have numerous consequences that could affect the Company materially and adversely. The Company's manufacturing relationships are generally not covered by binding contracts and may be subject to unilateral termination by the Company's manufacturing partners. Moreover, there can be no assurance that third-party manufacturers will be willing or able to meet the Company's quantity or quality requirements for manufactured products.



QUARTERLY FLUCTUATIONS IN OPERATING RESULTS.

        The Company has experienced and in the future may continue to experience significant fluctuations in its quarterly operating results.
 Factors such as price reductions, the introduction and market acceptance of new products, product returns, the availability of critical components and the lower gross margins associated with the Company's newly introduced products could contribute to this quarterly variability. Moreover, the Company's expense levels are based in part on expectations of future sales levels, and a shortfall in expected sales could therefore result in a disproportionate decrease in the Company's results of operations. As a result of these and other factors, it is likely that the Company's operating results in some future period will be below the expectations of investors, which would be likely to result in a significant reduction in the market price of the Common Stock.


DEPENDENCE ON PROPRIETARY TECHNOLOGY; INTELLECTUAL PROPERTY LITIGATION.

     The Company's success depends heavily on the establishment and maintenance of proprietary technologies. The Company relies on a combination of patent, copyright and trade secret law to protect the technology in its drives and cartridges. The Company holds numerous U.S. and foreign patent applications relating to its drives and hard disk cartridges. Many of these patents, however, do not pertain to the Company's recent product generations, and there can be no assurance that additional patents will issue in the future. There can be no assurance that the steps taken by the Company to protect its technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able independently to develop similar technology. In particular, the Company's sales have been and will continue to be materially adversely affected when parties develop cartridges compatible with the Company's disk drives.

The Company filed suit against Nomai, S.A. (Nomai) and Maxell in
France for copyright and patent infringement. The Company initiated an arbitration proceeding against Nomai seeking payment of outstanding royalties of approximately $1 million. The arbitration process began in May 1995, in San Jose, California and is under way.

On January 27, 1997, the Company filed a suit against Nomai, S.A., Electronique d2 and La Cie Ltd. in Federal district court in San Francisco for patent, trademark and copyright infringement, unfair competition and breach of contract. The suit alleges that Nomai and others have illegally used the Company's proprietary technology in certain of Nomai's competing products. The suit seeks to block further sales of such products along with damages deriving from harm done to the Company by this conduct. Nomai has filed a counter claim including claims for breach of contract, misrepresentation, interference with contract and unfair competition.

        From time to time the Company receives notices alleging that the Company's products infringe third party proprietary rights. A third party notified the Company in June 1995, that such party believes the Company infringes on six of its U.S. patents. It is the Company's belief that the claims are without merit or that the infringement claims relate to component parts purchased from vendors. The Company also believes that if the third party prevails on its claims, the Company will be indemnified by its vendor for any liability arising from the alleged infringements and that this matter will not have a material effect upon its financial condition or results of operations.

One company has notified the Company that it believes the Company's products infringe six U.S. patents. It is the Company's belief that the claims are without merit or that the infringement claims relate to component parts purchased from vendors. The Company also believes that in the event this company prevailed on its claims, the Company would be indemnified by its vendors for any liability arising from the alleged infringements and that this matter will not have a material adverse effect upon its financial condition or results of operations. Another company has notified the Company that it believes a number of the Company's removable cartridge hard drives products infringe several of its patents relating to the use of spin motors in disc drives. The Company believes that its removable cartridge hard drive products do not infringe the claims of these patents and that some or all of the asserted patents are invalid.

The Company, in the normal course of business, receives and makes inquiries relating to other intellectual property matters including alleged patent infringement. The Company may negotiate licenses or other settlements when it considers such action appropriate.

        Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. There can be no assurance that the Company will prevail in any proceedings that may be commenced against the Company. In addition, certain technology used in the Company's products is licensed from third parties. The termination of any such license arrangements could have a material adverse effect on the Company's business and financial results.

INTERNATIONAL OPERATIONS.

        International sales generated a significant portion of the Company's revenues in fiscal years 1995 and 1996, and the Company expects international sales to continue to constitute a significant percentage of its total sales in the future. The international portion of the Company's business is subject to a number of inherent risks, including difficulties in building and managing foreign operations and foreign reseller networks, the differing product needs of foreign customers, fluctuations in the value of foreign currencies, import-export duties and quotas, and regulatory, economic or political changes. Moreover, the Company relies on foreign companies for the supply of certain critical components and is increasingly relying on foreign companies for the manufacture of certain of its products, and these relationships may be subject to some of the same risks affecting its international sales. There can be no assurance that these factors will not materially and adversely affect the Company's international sales and its overall business and financial performance.

        The Company's international sales are predominantly denominated i U.S. dollars. Accordingly, a significant increase in the valuation of the U.S. dollar and the resultant increase in the price of the Company's foreign currency priced products could have a material adverse effect on the Company's sales.


MANAGEMENT CHANGES; DEPENDENCE ON KEY PERSONNEL.

        The Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, the Executive Vice President-Sales, the Chief Technical Officer, the Executive Vice President- Operations, the Executive Vice President - Mark and the Vice President, General Council and Secretary have been with the approximately one year or less. Syed Iftikar, the Company's former Chairman of the Board, President and Chief Executive Officer, ceased to be an officer of the Company on June 13, 1996, and resigned as a director on August 15, 1996.

        The Company's success will depend in large part upon the capabilities of the new management team. The inability of such individuals to become familiar with the widespread operations of the Company and its subsidiaries and turn around the financial situation of the Company could have a material adverse effect on the Company. The Company's success will also depend in significant part upon its ability to attract and retain highly-skilled management and other personnel. Competition for such personnel in the computer industry is intense, and the Company has from time to time experienced difficulty in finding sufficient numbers of qualified professional and production personnel. The Company has had a number of other executive officers leave the Company over the last twelve months. There can be no assurance that the Company will be successful in attracting and retaining the quantity and quality of personnel that it needs.


VOLATILITY OF STOCK PRICE; ABSENCE OF DIVIDENDS.

     The market prices for shares of high technology companies including the securities of SyQuest have been volatile. The Company's Common Stock has recently experienced substantial levels of short selling, which has depressed the market price, and increased the volatility of the market price, of the Company's Common Stock. Factors such as announcements of technological innovations or new products by the Company or its competitors, variations in the Company's quarterly operating results, continued high levels of short selling of the Common Stock, or general economic or stock market conditions unrelated to the Company's operating performance may have material adverse effects on the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation, can result and has resulted in substantial costs and a diversion of management attention and resources. See "Risk Factors - Class Action and Shareholder Derivative Lawsuits."

        In addition, the Company believes that electronic bulletin board postings regarding the Company on America Online and other similar services, certain of which have in the past contained false information about Company developments, have in the past and may in the future contribute to volatility in the market price of the Common Stock. Any information concerning the Company, including projections of future operating results, appearing in such on-line bulletin boards or otherwise emanating from a source other than the Company should not be relied upon as having been supplied or endorsed by the Company.

        The Company has not paid any cash dividends since its inception, and it does not anticipate paying cash dividends in the foreseeable future, except that certain cash dividends may be paid in connection with the recent issuance of the Company's Series 3 Preferred Stock and the Series 4 Preferred Stock.


CERTAIN MARKETING AND SALES RISKS.

     As is common practice in its industry, the Company's arrangements with its customers generally allow customers, in the event of a price decrease, credit equal to the difference between the price originally paid and the new decreased price on units in the customers' inventories on the date of the price decrease. When a price decrease is anticipated, the Company establishes reserves for amounts it estimates will be reimbursed to qualifying customers. There can be no assurance that these reserves will be sufficient or that any future returns or price protection charges will not have material adverse effects on the Company's results of operations, particularly because future results will depend heavily on recently introduced products for which the Company has little or no operating history. In addition, customers generally have stock rotation rights permitting them to return slower-moving products in inventory within specified time periods in return for compensating orders of other products. Any build-up of inventory at the Company or in its distribution channels that does not sell through to end users could have material adverse effects on the Company's operating results and financial condition.

        As is typical in the industry, from time to time the Company experiences product defects and product returns. There can be no assurance that the Company will not experience quality or reliability problems in the future that have material adverse effects on the Company's business and financial results.

        The Company markets its products primarily through computer product distributors and retailers. Distribution channels for personal computers and accessories have been characterized by rapid change, including consolidation and financial difficulties of distributors. The loss or ineffectiveness of any of the Company's major distributors could have a material adverse effect on the Company's results of operations. In addition, since the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors and certain large retailers. At March 31, 1997, the customers with the ten highest outstanding accounts receivable balances totaled $12.12 million, or 46.4%, of gross accounts receivable at that date. The Company has no reason to believe these receivable balances are uncollectible, but if any one or a group of these customers' receivable balances should be deemed uncollectible, it would have a material adverse effect on the Company's results of operations and financial condition.


EFFECT OF ANTI-TAKEOVER PROVISIONS.

        The Company's Board of Directors has the authority to issue up to 4,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares, which, under certain circumstances, could be issued without any further vote or action by the Company's stockholders. To date, an aggregate of 380,000 shares of preferred stock have been issued: 20,000 shares of 7% Cumulative Preferred Stock; 5,500 shares of Convertible Preferred Stock, 24,500 shares of Series 2 Preferred Stock; 50,000 shares of Series 3 Preferred Stock and 280,000 shares of Series 4 Preferred Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of these preferred shares and any preferred stock that may be issued in the future. Such issuance, while providing desirable flexibility in connection with possible financings and acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, preferred stock may have other rights, including economic rights, senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 could also have the effect of delaying or preventing a change of control of the Company.


CLASS ACTION AND SHAREHOLDER DERIVATIVE LAWSUITS.

        The Company has been named as a defendant in four putative class action lawsuits. Two of the actions, Ravens, et al. v. Iftikar, et al. (filed April 2, 1996) and Bellezza, et al. v. Iftikar, et al. (filed May 24, 1996) have been brought in the United States District Court for the Northern District of California and have been assigned to the Honorable Vaughn Walker (collectively, the "Federal Lawsuit"). Certain current and former officers and directors also have been named as defendants in the Federal Lawsuit. Plaintiffs have petitioned the Court to consolidate the foregoing complaints into one consolidated action. That request, as well as other procedural matters which arose during a July 18, 1996, case management conference, is under consideration. The plaintiffs in the Federal Lawsuit purport to represent a class of all persons who purchased the Company's Common Stock between October 21,1994 and February 1, 1996. The Federal Lawsuit alleges that the defendants violated the federal securities laws through material misrepresentations and omissions. The third suit is a purported class action entitled Gary
S. Kaufman v. SyQuest Technology Inc., et al. was filed on March 25, 1996, in the Superior Court of the State of California for the County of Alameda (the "Kaufman Lawsuit"). Certain current and former executive officers and directors of the Company are also named as defendants in the Kaufman Lawsuit. The plaintiffs in the Kaufman Lawsuit purport to represent a class of all persons who purchased the Company's Common Stock between May 2, 1995, and February 2, 1996. The Kaufman Lawsuit, which alleges that defendants violated various California laws through material misrepresentations and omissions, seeks unspecified damages. The fourth purported class action, entitled Ravens, et al. v. Iftikar, et al., was filed on October 11, 1996, in the Superior Court of the State of California for the County of Alameda (the "Ravens Lawsuit"). The Ravens Lawsuit, which alleges that the Company and certain of its former officers and directors violated various California laws through material representations and omissions between October 21, 1994, and February 2, 1996, and is purportedly brought on behalf of persons who purchased stock during that period, seeks unspecified damages. The Ravens Lawsuit has been consolidated with the Kaufman Lawsuit discussed above. Plaintiffs are preparing a consolidated complaint. The Company intends to defend the cases vigorously.

        On May 14, 1996, the Company was served with a shareholder's derivative action filed in Alameda County, California, Superior Court entitled John Nitti, et al. v. Syed Iftikar, et al. On July 22, 1996, plaintiffs filed an amended complaint. The action seeks to recover unspecified damages and punitive damages on behalf of the Company from current and former officers and directors of the Company for alleged breach of fiduciary duty, unjust enrichment and waste of corporate assets. The Company is a nominal defendant in the action. The complaint alleges that the officers and directors issued false and misleading information and sold shares of the Company's stock at artificially inflated prices. The allegations are essentially the same as those in the putative class actions. The Company intends to defend this case vigorously.

        While the Company intends to vigorously defend the lawsuits, ther can be no assurance as to what financial effect the pending litigation may have on the Company. From time to time, the Company is involved in litigation that it considers to be in the normal course of its business. Other than set forth in this prospectus, the Company is not engaged in any legal proceedings as of the date hereof which the Company expects individually or in the aggregate to have a material adverse effect on the Company's financial condition or results of operations.


        USE OF PROCEEDS

        The proceeds from the sale of the shares of Common Stock offered hereby are solely for the account of the Selling Stockholders. Accordingly, the Company will receive none of the proceeds from the sale thereof. However, certain of the shares of Common Stock offered hereby are issuable in the future upon the exercise of the outstanding or issuable warrants, and the Company will receive the exercise prices payable upon any exercise of the warrants. There can be no assurance that all or any part of the warrants will be exercised.


        SELLING STOCKHOLDERS

        The Selling Stockholders are (i) certain creditors of the Company who acquired Common Stock in exchange for cancellation of certain trade payables of the Company, (ii) certain persons who provided (or helped facilitate) equity financing to the Company or designees of such persons, and (iii) certain persons who provided (or are providing) certain services to the Company. The shares of Common Stock covered by this Prospectus are being registered so that the Selling Stockholders may offer the shares for resale from time to time. See "Plan of Distribution." Except as described below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Common Stock and other securities of the Company. C. Richard Kramlich, a principal of New Enterprises Associates VII L.P. ("NEA"), is also a director of the Company.

     The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of May 6, 1997, and the number of shares which may be offered for resale pursuant to this Prospectus. For the purposes of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders holding Series 3 Preferred Stock, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series 3 Preferred Stock is based on a conversion price that is derived from the closing market price of the Common Stock on first day that Series 3 Preferred Stock was issued, which price is $2.25. For the purposes of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders holding Series 4 Preferred Stock, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series 4 Preferred Stock is based on a conversion price that is derived from the closing market price of the Common Stock on first day that Series 4 Preferred Stock was issued, which price is $2.343. The calculation of the total number of shares of Common Stock to be offered by the holders of such convertible securities, however, is an estimate based on a hypothetical conversion at the price stated, which price is above the closing market price of the Common Stock as of May 23, 1997, which price is $2.0625. If the $2.0625 per share price were used instead of the per share prices listed above, the number of shares of Common Stock issuable would increase. The use of such hypothetical conversions prices is not intended, and should in no way be construed, to constitute a prediction as to the future market price of the Common Stock.

        The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.

Name                   Shares of Common        Shares of Common        Sh
                       Beneficially owned     Stock being offerred    Ben
                       Prior to Offerring                             Aft
                       (1)(2)


Nidec Corporation/(4)        600,000                    600,000

Jardine Matheson
 & Co., Limited/(4)          564,582                    564,582

A-Corn Enterprises/(4)       548,002                    548,002

Silicon Systems/(4)          811,017                    811,017

Tongkah Electronics,
 Sdn Bhd/(4)               3,506,874                  3,506,874

Seksun Precision
Engineering Limited/(4)      141,957                    141,957

Fletcher International     8,634,016                  8,634,016
/(5)

RGL International
Investors, LDC/(6)         4,280,409                  4,280,409

New Enterprise
Associates VII L.P./(6)    7,134,016                  7,134,016

Tail Wind Fund /(6)(7)       920,102                    920,012

CC Investments, LDC/(6)    4,280,409                  4,280,409

Capital Ventures
International/(6)          1,426,803                  1,426,803

Southbrook International
Investments Ltd./(6)       1,783,504                  1,783,504

Nelson Partners/(6)        3,759,177                  3,759,177

Olympus Securities,        3,457,702                  3,457,702
Ltd./(6)

Combination Inc./(6)(7)    3,627,828                  3,627,828

Gross Foundation             925,412                    925,412
Inc./(6)/

Millenco, L.P./(6)(7)/     1,093,470                  1,093,470

Biscount Overseas
Ltd./(7)                     684,000                    684,000

A. Zyskind/(7)               350,000                    350,000

Joseph Bijou/(7)              42,500                     42,500

Albert Bijou/(7)              42,500                     42,500

Murray Dweck/(7)              42,500                     42,500

Eli Dweck/(7)                 42,500                     42,500

Rutgers Casualty
Insurance Co./(7)             26,667                     26,667

Kentucky National
Insurance Co./(7)             26,667                     26,667

Mark Nordlicht/(7)          750,000                     750,000

Jules Nordlicht/(7)         750,000                     750,000

Simon Lerner/(7)            166,666                     166,666

Joseph Hartman/(7)           26,666                      26,666

Mark Rappaport/(7)           60,000                      60,000

Leah Stern/(7)              900,000                     900,000

Martin Stern/(7)          2,020,334                   2,020,334

Samuel Rabinowitz/(7)        32,000                      32,000

Irving Langer/(7)            26,667                      26,667

Moshe Bodner/(7)          3,052,333                   3,052,333

Wharton Capital
Partners Ltd./(8)/          514,630                     514,630

State Capital
Market Group, Ltd./(8)/     620,000                     620,000

David Stefansky/(8)          10,000                      10,000

Bain & Company, Inc./(9)    320,000                     320,000

Total                    58,001,380                  54,640,512



(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) As required by regulations of the Securities and Exchange Commission, the number of shares shown as beneficially owned includes shares which can be purchased within 60 days after May 23, 1997. The actual number of shares of Common Stock beneficially owned is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, the market price of the Common Stock prevailing at the actual date of conversion of Preferred Stock, and whether or to what extent dividends to the holders of certain Preferred Stock are paid in Common Stock.

(3)     Assumes the sale of all shares offered hereby.

(4) The listed Selling Stockholders hold shares of Common Stock received from the Company in exchange for cancellation of certain trade payables of the Company owed to such Selling Stockholder. Each of such Selling Stockholders has executed a form of Securities Purchase Agreement and related Registration Rights Agreement filed as exhibits to the Company's Current Reports on Form 8-K dated April 14, 1997, and May 30, 1997. Each of such Selling Stockholders is a vendor of the Company.

(5) The Selling Stockholder holds 1,500,000 shares of Common Stock, and holds 50,000 shares of Series 3 Preferred Stock of the Company, which are convertible into shares of Common Stock. Each share of Series 3 Preferred Stock may be converted into a number of shares of Common Stock at a conversion price per share of Common Stock which is the greater of the arithmetical average of the closing sale prices of the Common Stock for the 5-day period preceding the conversion or 90% of the closing sale price the day before the conversion, but not greater than the closing sale price on April 2, 1997 ($2.25). The conversion price is adjusted, and the number of shares beneficially owned by the Selling Stockholder will vary accordingly, to reflect changes in the market price of the Common Stock, stock dividends, stock splits and certain other circumstances. The holders of Series 3 Preferred Stock also hold a warrant to purchase 5,000,000 shares of Common Stock at an exercise price equal to the greater of the arithmetical average of the closing sales price per share of common stock on the 5 consecutive trading days preceding the delivery of the exercise notice and 90% of such closing sale price on the day immediately prior to the delivery of the Exercise Notice, but not greater than the closing sale price per share of the Common Stock on April 2, 1997. The warrants issued to the Selling Stockholder are not exercisable until the lapse of a period ending on the sixty-fifth day after such Selling Stockholder delivers a notice to the Company designating an aggregate number of warrant shares to be purchased. Once such notice is given and the 65-day period has passed, the Selling Stockholder may exercise its warrant up to the number of shares designated in the 65-day notice by providing further notice to the Company that such Selling Stockholder is exercising the warrant. The number of shares shown as being offered in the table is based on (i) shares issuable directly upon conversion, at a conversion price of $2.25 (which is the conversion price based on the closing price of the Common Stock on the day the Series 3 Preferred Stock was issued and (ii) the warrant to acquire 5,000,000 shares issues in connection with the sale of the Series 3 Preferred Stock. Notwithstanding the foregoing, the Selling Stockholder can convert Series 3 Preferred Stock into shares of Common Stock only to the extent that the number of shares issued thereby, combined with the number of shares of Common Stock already held by such Selling Stockholder and its affiliates, would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with
Section 13(d) of the Exchange Act. For a further description of the rights of holders of Series 3 Preferred Stock, see the Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series 3, and the related Subscription Agreement (with exhibits) filed as an exhibit to the Company's Current Report on Form 8-K dated April 14, 1997.

(6) The listed Selling Stockholders hold shares of Series 4 Preferred Stock of the Company, which are convertible into shares of Common Stock. Each share of Series 4 Preferred Stock may be converted into a number of shares of Common Stock at a conversion price which is the greater of the arithmetical average of the closing sale prices of the Common Stock for each of the five consecutive trading days preceding the conversion or 90% of the closing sale price the day before the conversion, but in any event not greater than $2.3438. The holders of Series 4 Preferred Stock (or their designees) also hold a warrant to purchase shares of the Company's Common Stock at an exercise price equal to the greater of the arithmetical average of the closing sales price per share of common stock on the five consecutive trading days preceding the delivery of the exercise notice and 90% of such closing sale price on the day immediately prior to the delivery of the Exercise Notice, but in any event not greater than $3.0469. The number of shares of Common Stock issued to the holders of Series 4 Preferred Stock (or their designees) equals the purchase price for the Series 4 Preferred Shares. For example, if a holder purchased $1 million of Series 4 Preferred Shares, it would receive a warrant to acquire 1 million shares of Common Stock.
 The warrants issued to the Selling Stockholder are not exercisable until the lapse of a period ending on the sixty-fifth day after such Selling Stockholder delivers a notice to the Company designating an aggregate number of warrant shares to be purchased. Once such notice is given and the 65-day period has passed, the Selling Stockholder may exercise its warrant up to the number of shares designated in the 65-day notice by providing further notice to the Company that such Selling Stockholder is exercising the warrant. The number of shares shown as being offered in the table is based on (i) shares issuable upon conversion, at a conversion price of $2.343 (which is the conversion price based on the price per share of the Common stock on the date of the Series 4 Preferred Shares were first issued and (ii) the number of warrant shares each Selling Stockholder (or its designee) acquired as part of the purchase of Series 4 Preferred Shares. Notwithstanding the foregoing and except for NEA, each listed Selling Stockholder can convert Series 4 Preferred Stock into Common Stock only to the extent that the number of shares issued thereby, combined with the number of shares of Common Stock already held by such Selling Stockholder and its affiliates, would not exceed 4.9% of the then outstanding Common Stock, as determined in accordance with Section 13(d) of the Exchange Act. For a further description of the rights of holders of Series 4 Preferred Stock, see the Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series 4, and the related Securities Purchase Agreement (with exhibits) filed as an exhibit to the Company's Current Report on Form 8-K dated May 30, 1997.

(7)Combination Inc., Tail Wind Fund, and Millenco, L.P., each of which holds shares of Series 4 Preferred Stock, has notified the Company of its intent to designate a party other than itself to receive certain warrants to purchase Common Stock. The designees, each of whom is listed as a Selling Stockholder, are: Biscount Overseas Ltd., A. Zyskind, Joseph Bijou, Albert Bijou, Murray Dweck, Eli Dweck, Rutgers Casualty Insurance Co., Kentucky National Insurance Co., Mark Nordlicht, Jules Nordlicht, Simon Lerner, Joseph Hartman, Mark Rappaport, Leah Stern, Martin Stern, Samuel Rabinowitz, Irving Langer, and Moshe Bodner.
 Except for Tail Wind Fund's designation of Moishe Bodner to receive a warrant to purchase 150,000 shares of Common Stock, and except for Millenco, L.P.'s designation of Moishe Bodner to receive a warrant to purchase 333,333 shares of Common Stock, the designation of the right to receive warrants to the parties set forth in the previous sentence is to come from Combination, Inc. The actual right of the designee to receive the warrants is subject to Company receiving written instruction and representations from the designee and Combination, Inc., Tail Wind Fund and Millenco, L.P., as the case may be, in a form acceptable to the Company such that the issuance will be in compliance with all applicable laws, including the Securities Act of 1933, as amended.

(8) Each Listed Selling Stockholder has the right to acquire Common Stock pursuant to certain Stock Purchase Warrants to purchase shares of Common Stock for $3.0469 per share. The Company granted such Stock Purchase Warrants as part of the Selling Stockholders' compensation for their facilitation of certain financing for the Company.

(9) Bain & Company, Inc. ("Bain") received four warrants to purchase total of 320,000 shares of the Company's Common Stock for services provided to the Company. The warrants are dated as of January 16, February 16, March 16, and April 16, 1997, and each is exercisable for four years from the date of grant. Each warrant is for the purchase of up to 80,000 shares of Common Stock. The exercise price per share of Common Stock is equal to the greater of (a) the arithmetic average of the closing sale price per share, or in the absence of a closing sale price on any day, the closing bid price per share on that day, of the Common Stock, as reported by the NASDAQ National Market for the five consecutive trading days preceding the grant date with respect to such warrant, and (b) the closing sale price per share, or in the absence of a closing sale price, the closing bid price per share, of the Common Stock, as so reported for the trading day preceding such grant date, minus $0.10. The warrant exercise prices of each of the four warrants relating to the dates of the warrant issuances were $3.06 for the warrant issued January 16, 1997, $2.59 for the warrant issued February 16, 1997, $2.73 for the warrant issued March 16, 1997, and $2.34 for the warrant issued April 16, 1997. The terms of these warrants and certain registration rights granted to Bain in connection therewith, are more fully described in the Report on Form 10-Q dated May 15, 1997.

        PLAN OF DISTRIBUTION

        The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder pursuant to contractual registration rights.

        The shares of Common Stock offered hereunder may be sold from tim to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market
price, or in negotiated transactions.   The shares of Common Stock may
be sold to or through one or more broker-dealers, acting as agent or principal in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

        In connection with any transaction involving the Common Stock, broker- dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker- dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

        Any or all of the sales or other transactions involving the Commo Stock described above, whether effected by the Selling Stockholders, any broker dealer or others, may be made pursuant to this Prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

        To comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

        The Company and the Selling Stockholders have agreed, and hereafter may further agree, to indemnify each other and certain persons, including broker- dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.


        LEGAL MATTERS

        Certain legal matters will be passed upon for the Company by Shartsis, Friese & Ginsburg LLP, San Francisco, California.


        EXPERTS

        The consolidated financial statements of SyQuest Technology, Inc. appearing in the SyQuest Technology, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


NO DEALER,
SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN
AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY
REPRESENTATIONS NOT
CONTAINED IN THIS
PROSPECTUS IN CONNECTION
WITH THE OFFERING COVERED
BY THIS PROSPECTUS. IF
GIVEN OR MADE, SUCH
INFORMATION OR
REPRESENTATIONS MUST NOT BE
RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY.
THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL                           54,640,512 SHARES
OR A SOLICITATION OF AN
OFFER TO BUY, THE COMMON                          SYQUEST TECHNOLOGY, INC
STOCK IN ANY JURISDICTION
WHERE, OR TO ANY PERSON TO                              COMMON STOCK
WHOM, IT IS UNLAWFUL TO
MAKE SUCH OFFER OR
SOLICITATION. NEITHER THE
DELIVERY OF THIS PROSPECTUS
NOR ANY SALE HEREUNDER                                   PROSPECTUS
SHALL, UNDER ANY CIRCUM-
STANCES, CREATE ANY
IMPLICATION THAT THERE HAS
NOT BEEN ANY CHANGE IN THE
FACTS SET FORTH IN THIS
PROSPECTUS OR IN THE
AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF.



TABLE OF CONTENTS


AVAILABLE INFORMATION

INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE

THE COMPANY

RISK FACTORS

USE OF PROCEEDS

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION
LEGAL MATTERS

EXPERTS                                                 MAY 30, 1997


                           PART II

        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.        OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                The following table sets forth all expenses, other than the underwriting discounts and commission, payable by the Company in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.

        Registration fee                                             $33,
        Blue sky qualification fees and expenses

        Printing                                                       1,
        Legal fees and expenses
                                                                     '75,
        Accounting fees and expenses                                   5,
        Miscellaneous                                                  1,
                                                                    -----
        Total                                                        115,
                                                                    =====


ITEM 15.        INDEMNIFICATION OF OFFICERS AND DIRECTORS.

                The Company has the power, pursuant to Section 102(7) of the Delaware General Corporation Law, to limit the liability of directors of the Company for certain breaches of fiduciary duty and, pursuant to Section 145 of the Delaware General Corporation Law, to indemnify its officers and directors and other persons for certain acts.

                The Company's Restated Certificate of Incorporation includes the following provisions:

               The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permissible under Delaware law as the same exists or as may hereafter be amended.
 Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

               The corporation is authorized to provide indemnification of officers, directors, employees or agents of the corporation for breach of duty to the corporation and its stockholders through By-law provisions or through agreements with such officers, directors, employees or agents, or both, in excess of the indemnification otherwise permitted by Section 145 of the Delaware General
Corporation Law, subject to the limits on such excess indemnification set forth in Section
102(b)(7) of the Delaware General Corporation Law.

                Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

                The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

                Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

                Article VI of the Company's Bylaws provides that the Company, by action of the Board of Directors, shall, to the fullest extent permitted by the General Corporation Law of Delaware, indemnify any and all persons who it shall have power to indemnify against any and all of the expenses, liabilities or other matters.

                The Company has entered into indemnification agreements with each of its directors and executive officers which provide for mandatory indemnification and advancement of legal expenses so long as the individual is entitled to indemnification as determined in the manner provided in the agreement. The burden is on the Company to establish the individual is not so entitled.

                The Company has purchased and maintains an insurance policy covering the officers and directors of the Company with respect to certain liabilities arising under the Act or otherwise. Under the terms of their registration rights agreements, certain of the Selling Stockholders may be obligated to indemnify the Company and its directors and officers under certain circumstances for liabilities under the Act.

ITEM 16.  EXHIBITS.

                (a)     Exhibits.

Exhibit
Number          Description of Document

3.1    Restated Certificate of Incorporation of the Company.
       Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal period ended September 30, 1995.

3.2    Amendment to Restated Certificate of Incorporation of the
       Company. Incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-3 filed
       December 2, 1996 (File No. 333-17119), as amended.

4.1 Corrected Certificate of Designations, Preferences and Rights of 7% Cumulative Convertible Preferred Stock,
       Series 1. Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 14,
       1996 (the "June 14, 1996, Form 8-K").

4.2    Securities Purchase Agreement, dated as of May 31,
       1996, by and among the Company and holders of 7%
       Cumulative Convertible Preferred Stock, Series 1. Incorporated by reference to Exhibit 10.1 to the June 14, 1996, Form 8-K.


4.3    Registration Rights Agreement dated as of May 31,
       1996, by and among the Company and holders of 7%
       Cumulative Convertible Preferred Stock, Series 1. Incorporated by reference to Exhibit 10.2 to the June 14, 1996, Form 8-K.


4.4    6% Convertible Subordinated Debenture dated July 15,
       1996. Incorporated by reference to Exhibit 10.3 to the Company's Form S-3 Registration Statement
       No. 333-7369 ("Registration 333-7369").

4.5   Registration Agreement dated July 15, 1996, among the
      Company and WISRS (Malaysia) SDN.BHD. Incorporated by reference to Exhibit 10.4 to Registration 333-7369


4.6 Certificate of Designations, Preferences and Rights of Convertible Preferred Stock, Series 1, as amended and agreed to be amended. Incorporated by Reference to Exhibit 3.1 to the Company's Current Report on
     Form 8-K/A dated October 31, 1996 (the "October 31,
     1996, Form 8-K/A").

4.7 Certificate of Designations, Preferences and Rights of 5% Cumulative Preferred Stock, Series 2.
     Incorporated by reference to Exhibit 3.2 to the October 31, 1996, Form 8-K/A.

4.8  Securities Purchase Agreement dated as of October 8,
     1996, among the Company and the buyers of the Convertible Preferred Stock, Series 1 including the following exhibits: Form of Warrant, Form of Registration Rights Agreement, Form of Escrow
     Agreement and certain Schedules to the
     representations.  Incorporated by reference to
     Exhibit 10.1 to the October 31, 1996, Form 8-K/A.

4.9  Securities Purchase Agreement dated as of October 8,
     1996, among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
     Form of Registration Rights Agreement and certain
     Schedules to the representations. Incorporated by reference to Exhibit 10.2 to the October 31, 1996,
     Form 8-K/A.

4.10 Securities Purchase Agreement dated as of October 8,
     1996, among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
     Form of Registration Rights Agreement and certain
     Schedules to the representations. Incorporated by reference to Exhibit 10.3 to the October 31, 1996,
     Form 8-K/A.

4.11 Securities Purchase Agreement dated as of October 8,
     1996, among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
     Form of Registration Rights Agreement and certain
     Schedules to the representations. Incorporated by reference to Exhibit 10.4 to the October 31, 1996,
     Form 8-K/A.

4.12 Securities Purchase Agreement dated as of October 8,
     1996, among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
     Form of Registration Rights Agreement and certain
     Schedules to the representations. Incorporated by reference to Exhibit 10.5 to the October 31, 1996,
     Form 8-K/A.

4.13 Securities Purchase Agreement dated as of
     September 27, 1996, between the Company and Atmel
     Corporation, including the exhibit Form of Registration Rights Agreement. Incorporated by reference to Exhibit 10.6 to the October 31, 1996,
     Form 8-K/A.

4.14 Securities Purchase Agreement dated as of October 18,
     1996, between the Company and Petronic International,
     Inc., including the exhibit Form of Registration
     Rights Agreement.  Incorporated by reference to
     Exhibit 10.7 to the October 31, 1996, Form 8-K/A.

4.15 Securities Purchase Agreement dated as of October 24,
     1996, between the Company and SAE Magnetics (HK)
     Ltd., including the exhibit Form of Registration
     Rights Agreement.  Incorporated by reference to
     Exhibit 10.8 to the October 31, 1996, Form 8-K/A.

4.16 Securities Purchase Agreement dated as of October 25,
     1996, between the Company and Freight Solutions
     International, including the exhibit Form of Registration Rights Agreement. Incorporated by reference to Exhibit 10.9 to the October 31, 1996,
     Form 8-K/A.

4.17 Subscription Agreement dated March 31, 1997, between the Company and Fletcher International Limited, including as Annex B thereto the form of Warrant
     Certificate issued pursuant thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current
     Report on Form 8-K dated February 28, 1997 (the
     "February 28, 1997, Form 8-K").

4.18 Securities Purchase Agreement dated as of February
     28, 1997, between the Company and A-Corn Enterprises
     Company, Ltd., including the exhibit form of Registration Rights Agreement. Incorporated by reference to Exhibit 10.2 to the February 28, 1997,
     Form 8-K.

4.19 Securities Purchase Agreement dated as of March 19,
     1997, between the Company and Seksun Precision
     Engineering Limited, including the exhibit form of Registration Rights Agreement. Incorporated by reference to Exhibit 10.3 to the February 28, 1997,
     Form 8-K.

4.20 Securities Purchase Agreement dated as of March 26,
     1997, between the Company and Tongkah SDN.BHD., including the exhibit form of Registration Rights
     Agreement. Incorporated by reference to Exhibit 10.4 to the February 28, 1997, Form 8-K.

4.21 Securities Purchase Agreement dated as of March 26,
     1997, between the Company and Silicon Systems, Inc., including the exhibit form of Registration Rights
     Agreement. Incorporated by reference to Exhibit 10.5 to the February 28, 1997, Form 8-K.

4.22 Securities Purchase Agreement dated as of April 15,
     1997, between the Company and Jardine Matheson &
     Company, Ltd., including the exhibit form of Registration Rights Agreement. Incorporated by reference to Exhibit 10.1 to the Company's Current
     Report on Form 8-K dated April 15, 1997 (the "April
     15, 1997, Form 8-K").

4.23 Securities Purchase Agreements dated May 1, 1997, between the Company and New Enterprises Associates
     VII L.P., including as Annex A thereto the Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series
     4, as Annex B thereto the form of Warrant Certificate issued pursuant thereto, as Annex C thereto the form of Delivery Letter, and as Annex D thereto the corrections to be made to the Certificate of Designations. Incorporated by reference to the April
     15, 1997, Form 8-K.

5.1  Opinion of Shartsis, Friese & Ginsburg LLP to be filed in a subseque

23.1 Consent of Ernst & Young LLP, independent auditors to be filed in a amendment

23.2 Consent of Shartsis, Friese & Ginsburg LLP.
Reference is made to Exhibit 5.1.

24.1 Power of Attorney of certain officers and directors
(included in Part II of the Registration Statement).



        INDEX TO EXHIBITS


Exhibit

Number         Description of Document

3.1          Restated Certificate of Incorporation of the Company.
             Incorporated by reference to Exhibit 3.1 to the Company's An Report on Form 10-K for the fiscal period ended September 3


3.2 Amendment to Restated Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 3.2 of Company's Registration
                Statement on Form S-3 filed December 2, 1996 (File
                No. 333-17119),as amended.


4.1 Corrected Certificate of Designations, Preferences and right of 7% Cumulative Convertible Preferred Stock, S Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K dated June 14, 1996 (the "June 14, 199

4.2 Securities Purchase Agreement, dated as of May 31, 1996, by and among the Company and holders of 7% Cumulative Convertible Preferred Stock,
                Series 1. Incorporated by reference to Exhibit 10.1 to the June 14, 1996,
                Form 8-K.

4.3             Registration Rights Agreement dated as of May 31,
                1996, by and among
                the Company and holders of 7% Cumulative Convertible Preferred Stock,
                Series 1. Incorporated by reference to Exhibit 10.2 to the June 14,
                1996, Form 8-K.

4.4             6% Convertible Subordinated Debenture dated July 15,
                1996.  Incorporated
                by reference to Exhibit 10.3 to the Company's Form S-
                3 Registration
                Statement       No. 333-7369 ("Registration 333-7369").

4.5             Registration Agreement dated July 15, 1996, among the
                Company and WISRS
                (Malaysia) SDN.BHD.  Incorporated by reference to
                Exhibit 10.4 to
                Registration 333-7369.

4.6             Certificate of Designations, Preferences and Rights
                of Convertible
                Preferred       Stock, Series 1, as amended and agreed to
                be amended.
                Incorporated by reference to Exhibit 3.1 to the Company's Current
                Report on Form 8-K/A dated October 31, 1996 (the
                October 31, 1996,
                Form 8-K/A").

4.7 Certificate of Designations, Preferences and Rights of 5% Cumulative
                Preferred Stock, Series 2. Incorporated by reference to Exhibit 3.2 to the October 31, 1996, Form 8-K/A.

4.8             Securities Purchase Agreement dated as of October 8,
                1996, among the
                Company and the buyers of the Convertible Preferred Stock, Series 1 including the following exhibits: Form of Warrant, Form of Registration
                Rights Agreement, Form of Escrow Agreement and certain Schedules to the representations. Incorporated by reference to
                Exhibit 10.1 to the
                October 31, 1996, Form 8-K/A.

4.9             Securities Purchase Agreement dated as of October 8,
                1996, among the
                Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
                Form of Registration Rights Agreement and certain Schedules to the representations. Incorporated by reference to
                Exhibit 10.2 to the
                October 31, 1996, Form 8-K/A.

4.10            Securities Purchase Agreement dated as of October 8,
                1996, among the
                Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
                Form of Registration Rights Agreement and certain Schedules to the representations. Incorporated by reference to
                Exhibit 10.3 to the
                October 31, 1996, Form 8-K/A.

4.11            Securities Purchase Agreement dated as of October 8,
                1996, among the
                Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
                Form of Registration Rights Agreement and certain Schedules to the representations. Incorporated by reference to
                Exhibit 10.4 to the
                October 31, 1996, Form 8-K/A.

4.12            Securities Purchase Agreement dated as of October 8,
                1996, among the
                Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits: Form of Escrow Agreement, Form of Warrant,
                Form of Registration Rights Agreement and certain Schedules to the representations. Incorporated by reference to
                Exhibit 10.5 to the
                October 31, 1996, Form 8-K/A.

4.13            Securities Purchase Agreement dated as of
                September 27, 1996, between
                the Company and Atmel Corporation, including the exhibit Form of
                Registration Rights Agreement.  Incorporated by
                 reference to Exhibit
                10.6 to the October 31, 1996, Form 8-K/A.

4.14 Securities Purchase Agreement dated as of October 18, 1996, between the Company and Petronic International, Inc., including the exhibit
                Form of Registration Rights Agreement. Incorporated by reference to
                Exhibit 10.7 to the October 31, 1996, Form 8-K/A.

4.15 Securities Purchase Agreement dated as of October 24, 1996, between the Company and SAE Magnetics (HK) Ltd., including the exhibit Form of Registration Rights Agreement. Incorporated by reference to Exhibit
                10.8 to the October 31, 1996, Form 8-K/A.

4.16 Securities Purchase Agreement dated as of October 25, 1996, between the Company and Freight Solutions International, including the exhibit
                Form of Registration Rights Agreement. Incorporated by reference to
                Exhibit 10.9 to the October 31, 1996, Form 8-K/A.

4.17 Subscription Agreement dated March 31, 1997, between the Company and
                Fletcher International Limited, including as Annex B thereto the form of Warrant Certificate issued pursuant thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 28, 1997 (the "February 28, 1997, Form 8-K").

4.18            Securities Purchase Agreement dated as of February
                28, 1997, between
                the Company and A-Corn Enterprises Company, Ltd., including the exhibit form of Registration Rights Agreement. Incorporated by reference to
                Exhibit 10.2 to the February 28, 1997, Form 8-K.

4.19            Securities Purchase Agreement dated as of March 19,
                1997, between the
                Company and Seksun Precision Engineering Limited, including the exhibit form of Registration Rights Agreement. Incorporated by reference to
                Exhibit 10.3 to the February 28, 1997, Form 8-K.

4.20            Securities Purchase Agreement dated as of March 26,
                1997, between the
                Company and Tongkah SDN.BHD., including the exhibit form of Registration
                Rights Agreement.  Incorporated by reference to
                Exhibit 10.4 to the
                February 28, 1997, Form 8-K.

4.21            Securities Purchase Agreement dated as of March 26,
                1997, between the
                Company and Silicon Systems, Inc., including the exhibit form of
                Registration Rights Agreement.  Incorporated by
                 reference to Exhibit
                10.5 to the February 28, 1997, Form 8-K.

4.22            Securities Purchase Agreement dated as of April 15,
                1997, between the
                Company and Jardine Matheson & Company, Ltd., including the exhibit form of Registration Rights Agreement. Incorporated by reference to
                Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 15,
                1997 (the "April 15, 1997, Form 8-K").

4.23 Securities Purchase Agreements dated May 1, 1997, between the Company and New Enterprises Associates VII L.P., including as Annex A thereto the Certificate of Designations, Preferences and Rights of 5% Cumulative
                Convertible Preferred Stock, Series 4, as Annex B thereto the form of
                Warrant Certificate issued pursuant thereto, as Annex C thereto the form of Delivery Letter, and as Annex D thereto the corrections to be made to the Certificate of Designations. Incorporated by reference to the April
                15, 1997, Form 8-K.

5.1             Opinion of Shartsis, Friese & Ginsburg LLP
                To be filed in a subsequent amendment

23.1 Consent of Ernst & Young LLP, independent auditors To be filed in a subsequent amendment

23.2            Consent of Shartsis, Friese & Ginsburg LLP.
                Reference is made to
                Exhibit 5.1.

24.1 Power of Attorney of certain officers and directors (included in Part II of the Registration Statement).


ITEM 17.        UNDERTAKINGS.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers, and controlling persons of the Company pursuant to provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                The undersigned Company hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    To include any prospectus required by
Section 10(a)(3) of the Act;


                    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;


                     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     Provided, however, that paragraphs (1)(i) and
(1)(ii) do not apply if the information required to be included in a post effective amendment by these paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

                (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                (4) That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be the new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        SIGNATURES

                Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 30th day of May, 1997.


                                        SYQUEST TECHNOLOGY, INC.


                                        By: /s/ Edwin L. Harper
                                                Edwin L. Harper,
                                                President and Chief Execu


                Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                       TITLE                           DATE


/s/ Edwin L. Harper             President, Chief Executive      May 30, 1

Edwin L. Harper                 Officer and Director
                               (Principal Executive Officer)

/s/ Henry C. Montgomery         Executive Vice President,       May 30, 1
                                Finance and Chief Financial
Henry C. Montgomery'            Officer
                               (Principal Financial and
                                Accounting Officer)

/s/ Edward L. Marinaro          Chairman of the Board and       May 30, 1
Edward L. Marinaro                      Director

/s/ C. Richard Kramlich**       Director                        May 30, 1
C. Richard Kramlich

/s/ S. Joseph Baia**            Director                        May 30, 1
S. Joseph Baia

**By Henry C. Montgomery his
        attorney in fact

/s/ Henry C. Montgomery
Henry C. Montgomery